1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

December 21, 2017

VIA EDGAR

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust” or the “Registrant”)

(Securities Act File No. 333-92935 and Investment Company Act File No. 811-09729)

Dear Ms. Fettig:

This letter responds to your comments with respect to the registration statements of the Trust to register shares of the funds listed on Appendix A (each, a “Fund,” and collectively, the “Funds”) under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) and the annual reports filed by the Registrant for the Funds’ fiscal year ended March 31, 2017.

The comments were provided by Ms. Christina DiAngelo Fettig of the Staff of the Securities and Exchange Commission (“Staff”) in a telephone conversation on October 4, 2017 and in follow-up telephone conversations on November 30, 2017, December 15, 2017, and December 19, 2017. For your convenience, your comments are summarized below and each comment is followed by the Registrant’s response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter. The following responses apply to each Fund unless stated otherwise.

Comment No. 1: The Staff identified that certain Funds have a “Summary Schedule of Investments” section in their shareholder reports and noted that Item 6 of Form N-CSR requires an audited opinion related to the full schedule of investments in unaffiliated issuers. Please confirm the annual report for the Funds includes an audited opinion on the full “Schedule of Investments” and that an audited opinion on the full schedules of investments was issued with regards to the annual report for the fiscal year ended March 31, 2016, in which the full opinion was not filed. Please also consider re-filing the Form N-CSR, for the fiscal year ended March 31, 2017, to include an audited opinion related to the full schedules of investments.

Response: The Registrant confirms that an audited opinion related to the full schedules of investments in unaffiliated issuers for the relevant Funds filed under Item 6 of Form N-CSR was issued in connection with the audit of such Funds’ annual reports for the fiscal year ended March 31, 2017 and for the fiscal year ended March 31, 2016. The Registrant will update the Form N-CSR filing for the fiscal year ended March 31, 2017 to include the audited opinion related to the full schedules of investments.

Comment No. 2: The Staff identified three Funds, iShares North American Natural Resources ETF, iShares Global Clean Energy ETF, and iShares Currency Hedged JPX-Nikkei 400 ETF, as being listed as non-diversified but that do not appear to be operating as non-diversified, as of the shareholder report date reviewed. If the Funds have been operating as diversified for more than three years, please confirm that the Funds will obtain shareholders’ approval prior to changing their status back to non-diversified.

Response: The Registrant confirms that, as of the date of this letter, the three Funds noted above have not been operating as diversified for more than three years.

Comment No. 3: The following sub-items relate to certain Fund’s compliance with Rule 35d-1under the 1940 Act. First, the annual report for the iShares Global Tech ETF shows that the Fund invests approximately 78% of its total investments in the United States. Please explain how the Fund complies with Rule 35d-1 under the 1940 Act.

Second, the annual report for the iShares International Preferred Stock ETF shows that the Fund invests approximately 80.17% of its total investments in Canada and 15.42% in the United Kingdom. Please explain how, with its significant exposure to Canada, the Fund is considered to be “international.”

Response: Rule 35d-1 requires that an investment company with a name that suggests that the company focuses its investments in a particular country or geographic region invest at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by its name. The Registrant notes that, in connection with the adoption of Rule 35d-1, the Staff stated in response to Question 10 in the “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” that “[t]he terms ‘international’ and ‘global’ connote diversification among investments in a number of different countries throughout the world, and therefore the use of these terms in a fund name is not subject to the rule.” Accordingly, the Registrant does not believe the names of the two Funds noted above are subject to Rule 35d-1. Additionally, as of October 30, 2017, the iShares Global Tech ETF is invested in 15 countries, while the iShares International Preferred Stock ETF is invested in 5 countries. As such, the Registrant submits that the inclusion of the term “global” in the name of iShares Global Tech ETF and the inclusion of the term “international” in the name of iShares International Preferred Stock ETF are appropriate and consistent with the position stated by the Staff.

Comment No. 4: The prospectus for the iShares Micro-Cap ETF says that the Fund invests in “issuers with total market capitalizations ranging from approximately $4 million to $4.6 billion.” Please explain how a company with $1 billion or more is considered to be “microcap.” Please also provide the median capitalization of the Fund.

Response: According to the methodology developed by Russell for its U.S. equity indexes, the inclusion of a company in the Russell Microcap Index (as well as all other Russell U.S. equity indexes)

is not based on a specific maximum or minimum market capitalization; rather, it is based on the relative size of a company to the universe of companies included in the Russell 3000E Index (approximately 4,000 companies). Specifically, companies included in the Russell Microcap Index are companies ranked between 2,001 and 4,000 of the Russell 3000E Index (based on descending total market capitalization as of the reconstitution date). As such, market capitalizations of companies in the Russell Microcap Index will fluctuate over time, and whether a company with market capitalization of over $1 billion may be included in the Russell Microcap Index will depend on whether such company falls within the 2,001 and 4,000 range in the Russell 3000E Index at the time of index reconstitution. Because the Russell Microcap Index is only reconstituted annually, companies included in the Russell Microcap Index based on the market capitalizations at the time of reconstitution may have market capitalizations that are substantially higher or lower than the median market capitalization of the Russell Microcap Index at a later time. As of October 6, 2017, the median market capitalization of the iShares Micro-Cap ETF was approximately $240 million.

Comment No. 5: The prospectus of each of the Funds generally contains disclosure that: “The Fund generally invest at least 90% of its assets in securities of the Underlying Index and in depositary receipts representing securities of the Underlying Index. The Fund may invest the remainder of its assets in certain futures, options and swap contracts, [and] cash and cash equivalents.” Two of the Funds, the iShares Micro-Cap ETF and iShares Global Clean Energy ETF, reported large cash positions in their annual reports. The annual report of the iShares Micro-Cap ETF shows that the Fund invests approximately 18.57% of its net assets in money market funds, and the annual report of the iShares Global Clean Energy ETF shows that the Fund invests approximately 32.80% of its net assets in money market funds.

Please explain how, with such large cash positions, the Funds are able to invest 90% of their assets in securities and depositary receipts of the Underlying Index. Please also explain why, considering the amount of these cash positions, the Funds do not disclose their use of a cash management strategy.

Response: Each of the two Funds noted above invests its excess cash as well as cash collateral received for securities on loan in money market funds advised by BFA or its affiliates, which together represent such Fund’s total cash position reported in the annual report. However, each of these two Funds also has a liability to deliver the cash collateral back to the borrowers, and such liability in each case significantly reduces the Fund’s total cash position such that the Fund’s net cash position is well under 10% of the Fund’s assets.

Specifically, as of March 31, 2017, the total cash position of the iShares Global Clean Energy ETF was 32.80% of net assets, while the offsetting liability for the cash collateral received for securities on loan represented 32.73% of net assets (calculated by dividing the liability related to collateral for securities on loan of $26,261,260 by the net assets of $80,234,739, each as disclosed in the Fund’s Statement of Assets and Liabilities), bringing the net cash position for the Fund to 0.07% of net assets.

Similarly, as of March 31, 2017, the total cash position of the iShares Micro-Cap ETF was 18.57% of net assets, while the offsetting liability for the cash collateral received for securities on loan represented 18.44% of net assets (calculated by dividing the liability related to collateral for securities on loan of $157,199,065 by the net assets of $852,534,817, each as disclosed in the Fund’s Statement of Assets and Liabilities), bringing the net cash position for the Fund to 0.13% of net assets.

Comment No. 6: Please explain the rationale and provide accounting guidance for presenting an “IRS compliance fee for foreign withholding tax claims” as negative income rather than an expense in the “Statements of Operations” section of the annual report for iShares Global Timber & Forestry ETF.

As a follow-up, on a going forward basis, please delete the untitled line item displaying the sub-total of net investment income before accounting for the IRS compliance fee for foreign withholding tax claims.

Response: As discussed in Note 7 to the financial statements, the iShares Global Timber Forestry ETF intends to file claims to recover taxes withheld by Finland on dividend income in prior years for which shareholders were permitted to take, where applicable, a foreign tax credit on their tax returns. The Fund intends to seek a closing agreement with the IRS to address any prior years’ U.S. income tax liabilities attributable to Fund shareholders resulting from the recovery of foreign taxes. The closing agreement would result in the Fund paying a compliance fee to the IRS. The Registrant believes that the IRS compliance fee should not be treated as an operating expense of the Fund but should instead be treated similar to a withholding tax imposed on the refund proceeds received and presented as reduction to income on the statement of operations of the Fund. The Registrant believes that such treatment is consistent with FASB ASC 946-225-45-3(h), which provides that foreign withholding taxes should be deducted from the relevant income item and disclosed parenthetically or shown as a separate contra item in the income section, as well as FASB ASC 946-225-45-4, which provides that income tax expense should be presented by investment companies under the separate income categories (such as investment income) to which it applies.

The Registrant confirms that the sub-total line item for net investment income before accounting for the IRS compliance fee for foreign withholding tax claims will not be included on a going forward basis.

Comment No. 7: For Funds investing in derivatives, please include more specifics in the “Notes to Financial Statements” section of the annual report, on a going forward basis, to explain why the relevant Fund invested in derivatives.

Response: The Registrant confirms that the specific reasons for investments in derivatives were included in the annual reports for the reporting period ended July 31, 2017 for the relevant iShares funds (e.g., the use of futures to employ cash to gain economic exposure to the underlying index), and the Registrant will do so on a going forward basis.

****

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin Haskin

Benjamin Haskin

cc:	C. Chen

M. Gung

A. Singletary-Claffee

Appendix A

Series	Trust	Fund Name
811-09729	iShares Trust	iShares Global Tech ETF
811-09729	iShares Trust	iShares India 50 ETF
811-09729	iShares Trust	iShares Core S&P 500 ETF
811-09729	iShares Trust	iShares Core S&P Mid-Cap ETF
811-09729	iShares Trust	iShares Core S&P Small-Cap ETF
811-09729	iShares Trust	iShares Core S&P Total U.S. Stock Market ETF
811-09729	iShares Trust	iShares Core S&P U.S. Growth ETF
811-09729	iShares Trust	iShares Core S&P U.S. Value ETF
811-09729	iShares Trust	iShares Currency Hedged JPX-Nikkei 400 ETF
811-09729	iShares Trust	iShares JPX-Nikkei 400 ETF
811-09729	iShares Trust	iShares NASDAQ Biotechnology Fund
811-09729	iShares Trust	iShares PHLX Semiconductor ETF
811-09729	iShares Trust	iShares Russell 1000 ETF
811-09729	iShares Trust	iShares Russell 1000 Growth ETF
811-09729	iShares Trust	iShares Russell 1000 Value ETF
811-09729	iShares Trust	iShares Russell 2000 ETF
811-09729	iShares Trust	iShares Russell 2000 Growth ETF
811-09729	iShares Trust	iShares Russell 2000 Value ETF
811-09729	iShares Trust	iShares Russell 3000 ETF
811-09729	iShares Trust	iShares Micro-Cap ETF
811-09729	iShares Trust	iShares Russell Mid-Cap ETF
811-09729	iShares Trust	iShares Russell Mid-Cap Growth ETF
811-09729	iShares Trust	iShares Russell Mid-Cap Value ETF
811-09729	iShares Trust	iShares Russell Top 200 ETF
811-09729	iShares Trust	iShares Russell Top 200 Growth ETF
811-09729	iShares Trust	iShares Russell Top 200 Value ETF
811-09729	iShares Trust	iShares S&P 100 ETF
811-09729	iShares Trust	iShares S&P 500 Growth ETF
811-09729	iShares Trust	iShares S&P 500 Value ETF
811-09729	iShares Trust	iShares Global 100 ETF
811-09729	iShares Trust	iShares Global Clean Energy ETF
811-09729	iShares Trust	iShares Global Consumer Discretionary ETF
811-09729	iShares Trust	iShares Global Consumer Staples ETF
811-09729	iShares Trust	iShares Global Energy ETF
811-09729	iShares Trust	iShares Global Financial ETF
811-09729	iShares Trust	iShares Global Healthcare ETF
811-09729	iShares Trust	iShares Global Industrials ETF
811-09729	iShares Trust	iShares Global Infrastructure ETF
811-09729	iShares Trust	iShares Global Materials ETF
811-09729	iShares Trust	iShares Global Telecom ETF

A-1

811-09729	iShares Trust	iShares Global Timber & Forestry ETF
811-09729	iShares Trust	iShares Global Utilities ETF
811-09729	iShares Trust	iShares International Preferred Stock Index Fund
811-09729	iShares Trust	iShares S&P Midcap 400 Growth Index Fund
811-09729	iShares Trust	iShares S&P Midcap 400 Value Index Fund
811-09729	iShares Trust	iShares North American Natural Resources Index Fund
811-09729	iShares Trust	iShares North American Tech ETF
811-09729	iShares Trust	iShares North American Technology Multimedia Networking Index Fund
811-09729	iShares Trust	iShares North American Technology Software ETF
811-09729	iShares Trust	iShares S&P Small Cap 600 Growth Index Fund
811-09729	iShares Trust	iShares S&P Small Cap 600 Value Index Fund
811-09729	iShares Trust	iShares U.S. Preferred Stock ETF

A-2